Exhibit 99.33

news release

401 Bay Street, Suite 2010, P.O. Box 118 Toronto, Ontario	Shares outstanding: 108,399,158

Canada M5H 2Y4	TSX: BLE, BLE.WT.A Frankfurt: A6R
April 11, 2007
BLUE PEARL POSTS NEW REPORT ON ‘STRUCTURAL
CHANGES IN MOLYBDENUM DEMAND’
Blue Pearl Mining Ltd., the world’s largest publicly traded, pure molybdenum producer, today announced it has posted on its website a new report entitled “Structural Changes in Molybdenum Demand” by metals expert Denis Battrum. The report outlines new and expanded uses of molybdenum in steel alloys and catalysts.
Mr. Battrum, who is founder and president of marketfriendly, inc. of Kansas City, Missouri, has more than 30 years of purchasing, research and sales experience in the mining, steel manufacturing and recycling industries. Mr. Battrum has held the positions of Sales Manager at American Compressed Steel Inc., Purchasing Manager at the Iowa and Minnesota plants at Cargill’s North Star Steel Company (subsequently acquired by Gerdau Ameristeel Corporation), and Director, Market Research, at Saskatchewan Mining Development Corporation (later renamed Cameco Corporation). Mr. Battrum is a director of the Sprott Molybdenum Participation Corporation.
The report was commissioned by Blue Pearl; however, the author is solely responsible for the information and opinions in the report.
About Blue Pearl Mining Ltd.
Blue Pearl is the world’s fifth-largest molybdenum producer. In October 2006, the Company purchased the Thompson Creek open-pit molybdenum mine and mill in Idaho, a 75% share of the Endako open-pit mine, mill and roasting facility in northern British Columbia, and a metallurgical roasting facility in Langeloth, Pennsylvania. Blue Pearl is also developing the Davidson high-grade underground molybdenum project near Smithers, B.C. The Company has more than 700 employees. Its head office is in Toronto,

Ontario. It also has executive offices in Denver, Colorado (including sales and marketing) and Vancouver, British Columbia. More information is available at www.bluepearl.ca.
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of Blue Pearl, its subsidiaries and its projects, the future price of molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Blue Pearl and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the anticipated benefits of the acquisition not occurring in the expected time frame or at all; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of molybdenum; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Blue Pearl’s short form prospectus dated October 13, 2006 which is available on SEDAR at www.sedar.com. Although Blue Pearl has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Blue Pearl disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Blue Pearl undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.
For more information, please contact:

Ian McDonald, Executive Chairman	Christina Lalli
Blue Pearl Mining Ltd.	Renmark Financial Communications Inc.
Tel: 416-860-1438	Tel.: 514-939-3989
info@bluepearl.ca	clalli@renmarkfinancial.com

Wayne Cheveldayoff, Director, Investor
Relations
Tel: 416-860-1438
Toll free: 1-800-827-0992
wcheveldayoff@bluepearl.ca

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